United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

A Publicly Listed Company

NOTICE TO THE MARKET

ARACRUZ CELULOSE S.A. ("Aracruz" or the "company") announces that it has learned, through a press release issued yesterday in the U.S.A., that the law firm Saxena White P.A., based in Boca Raton, Florida, has filed a Class Action against the company in the United States District Court for the Southern District of Florida. According to the aforementioned release, this Class Action has been undertaken in the name of the company’s shareholders who acquired American Depositary Receipts ("ADRs") and/or shares issued by Aracruz during the period April 7th to October 2nd 2008.

Also according to the abovementioned press release, the purpose of the Class Action is to obtain indemnification for losses arising from the alleged violation of U.S. capital market regulations, as a result of the foreign exchange derivative transactions carried out by the company.

Aracruz has not been officially notified of this Class Action, but as soon as the company has any further information it will provide due clarification to the market and the regulatory authorities.

Aracruz, November 27, 2008.

MARCOS GRODETZKY Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer